

BARCLAYS

745 Seventh Avenue
New York, NY 10019
United States

February 27, 2023

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Re: Jaguar Global Growth Corporation I

To whom it may concern:

Barclays Capital Inc. ("Barclays") was informed that Jaguar Global Growth Corporation I (the "Company") intends to pursue a business combination with GLAAM Co., Ltd. or one of its affiliate(s) (the "Target") (the "Business Combination"). Barclays has not been engaged by the Company, the sponsor or the Target regarding the Business Combination. However, because Barclays served as one of the Company's underwriters on its initial public offering (the "IPO"), Barclays will be entitled to its portion of the back-end fee if the Business Combination is consummated.

Barclays, Citigroup Global Markets Inc. and the Company previously entered into an underwriting agreement, dated February 10, 2022 (the "Underwriting Agreement") related to the Company's IPO that entitles Barclays to a portion of the Deferred Discount (as defined in the Underwriting Agreement). Barclays informed the Company that it has waived any rights it has to the Deferred Discount solely as it relates to the Business Combination. A copy of that waiver letter is enclosed.

A registration statement for the Business Combination has not been submitted or filed with the Securities and Exchange Commission and, therefore, has not been declared effective as of the date of this letter.

This letter is to advise you that, effective as of February 24, 2023, Barclays (i) waived any Deferred Discount solely with respect to the Business Combination and (ii) has resigned from, or ceased or refused to act in, every capacity and relationship in which we may be described in any registration statement and merger proxy with respect to the Business Combination as acting or agreeing to act (including, without limitation, any capacity or relationship (A) required to be described under Paragraph (5) of Schedule A (15 U.S.C. 77aa) or (B) for which consent is required under Section 7 of the Securities Act of 1933, as amended (the "Securities Act")) with respect to the Business Combination.

Therefore, we hereby advise you and the Company, that pursuant to Section 11(b)(1) of the Securities Act, that none of our firm, any person who controls it (within the meaning of either Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended) or any of its affiliates (within the meaning of Rule 405 under the Securities Act) will be responsible for any part of the registration statement/merger proxy with respect to the Business Combination. This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (within the meaning of Section 2(a)(11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Business Combination.

Sincerely,

BARCLAYS CAPITAL INC.

By: *Amit Chandra*
Name: Amit Chandra
Title: Managing Director

Enclosed: Client waiver letter dated February 24, 2023